Arias Intel Corp.

442 W. Kennedy Blvd., Suite 200

Tampa, Florida 33606

June 5, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Bernard Nolan, Staff Attorney
Katherine Wray, Attorney-Advisor

Re:	Arias Intel Corp.
Preliminary Information Statement on Schedule 14C
Filed May 21, 2018
File No. 000-55120

Dear Ladies and Gentlemen:

This letter sets forth the responses of Arias Intel Corp., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 30, 2018 (“Comment Letter”) regarding the Company’s Information Statement on Form 14C (the “Information Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

General

1.	Please clearly disclose the reasons for amending your articles of incorporation to grant the board the authority to specify the terms and restrictions of the issuance and designations of preferred stock and to provide for the indemnification of your officers and directors, pursuant to Item 19 of Schedule 14A. Refer to Item 1 to Schedule 14C.

Response:

The Company has addressed the foregoing comment in the Information Statement.

2.	Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. In this regard, it appears that some of the consenting holders of your issued and outstanding shares of common stock are neither executive officers nor directors. Please tell us the sequence of events through which consents from holders other than your executive officers and directors were obtained, and provide an analysis as to whether such activities constitute a solicitation as defined in Rule 14a-1(l). Alternatively, if you conclude that you did engage in a solicitation, please file a preliminary proxy statement on Schedule 14A.

Rule 14a-2(b)(2) of the Securities Act of 1934 (the “Exchange Act”) indicates that the proxy rules do not apply to “[a]ny solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten. Here, the Company obtained votes from only six shareholders and had an existing relationship with each of the shareholders since each consenting shareholder was either an officer, director or advisor of the Company. The six shareholders that voted upon the matters set forth in the Information Statement is as follows:

Name	Number of Votes		Percentage of Total Votes (1)

Kevin Gillespie	12,591,929	(2)	28.41%
Daniel Hammett	4,100,000		9.25%
Interactive Systems Worldwide, Inc. (3)	2,000,000		4.15%
Michael Toups	2,150,000		4.85%
Irving Cruz	650,000		1.47%
Donald John Christensen II (4)	705,192		1.59%
TOTAL	22,197,121		50.08%

Members of the Company’s management team are in frequent contact with each of the non-management shareholders set forth above. During the course of these conversations, management advised these non-management shareholders regarding the Company’s desire to amend and restate its Articles of Incorporation to (i) increase the authorized common stock to meet certain reserve requirements to satisfy the obligations of the Company pursuant to certain debt instruments to ensure that the Company does not default on such instruments for failure to have an adequate share reserve; (ii) increase the authorized blank check preferred stock and specify the terms and restrictions of such preferred stock to permit the Company to, among other things, raise investment capital to continue its operations and for other matters that the Company may deem desirable such as acquisitions of synergistic companies; and (iii) the need to attract and retain highly qualified officers and directors and the need to provide for indemnification to such interested individuals. Each of the non-management stockholders expressed their agreement with the Company’s desires and agreed to provide their consent to such action.

The Company believes that it is permitted to use the Information Statement for the actions set forth therein because (i) the total number of shareholders which voted upon the actions is 6 shareholders pursuant to Rule 14a-2(b)(2) of the Exchange Act and (ii) each of the consenting shareholders are intimately familiar with the Company and its operations, either as an officer or director of the Company or as an advisor to the Company.

Set forth below is a description of each consenting shareholder’s relationship with the Company:

a.	Kevin Gillespie – President, Chief Executive Officer and Director of the Company.

b.	Daniel Hammett – Chief Technology Officer and Director of the Company.

c.	Interactive Systems Worldwide, Inc. – The Company acquired IP gaming and gambling software technology from the shareholder in July 2017. Steve Johns, the President of the shareholder has served as an advisor to the Company with respect to the foregoing technology.

d.	Michael Toups – Operations advisor to the Company since March 2016.

e.	Irving Cruz – Sales advisor to the Company since December 2015.

f.	Donald John Christensen II is the Managing Member of Fortress Advisors LLC. Fortress Advisors LLC has served as a financial advisor to the Company since January 2016.

Sincerely,

Arias Intel Corp.

\s\ Kevin Gillespie
By:	Kevin Gillespie
Title:	Chief Executive Officer